                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For December 19, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  X              Form 40-F
                         -------                    ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     --------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                              No   X
                     -------                         ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the completion of a Formal Agreement to acquire 100% ownership of the
Firefly Project in Utah's La Sal uranium district. The property includes two past-producing uranium-vanadium mines, which could be reactivated and economic once more given the current 24-year high in the price of uranium. Firefly also includes additional areas designated by the US Geological Survey as "favorable"
for uranium mineralization.

"This acquisition reiterates our commitment to adding high-quality properties to our growing land portfolio, which already contains significant potential for uranium mineralization," said Kabir Ahmed, Chairman and CEO of Northwestern.
"Given the current strength in the price of both uranium and vanadium, we will be pursuing a strategic objective of bringing our Firefly mine back into production, subject to completing an engineering review and obtaining necessary permits. We are in the process of dispatching a geologist to the mine to further assess existing infrastructure and other pre-production requirements."

The Firefly Project contains 39 mineral claims covering 315 hectares (780 acres)
and includes the past producing Firefly and Gray Daun Mines. The claims have a stratigraphy that is typical of the Colorado Plateau style, one of the principal sources of uranium in the United States. Situated approximately 370 kilometers
(230 miles) southeast of Salt Lake City, Firefly is widely accessible via a network of drill access roads and a power line runs past the main adit to the
Firefly Mine, where 365 meters (1,200 feet) of mine workings remain. There is also a uranium-vanadium processing plant 160 kilometers (100 miles) south of the property.

Mining began at Firefly in 1953 and continued for more than 25 years, as reported in a press release dated September 29, 2005. Production was halted when operations were no longer economic owing to world uranium prices at that time.
The current global interest in nuclear power has resulted in a substantial increase in the price of uranium, which could make these deposits economically viable once more. The ore produced at the mine contained 0.35% U3O8 (uranium oxide) and 2.04% V2O5 (vanadium oxide).

For details of the Formal Agreement, please refer to the Company's press release dated September 29, 2005, and the Bulletin issued by the TSX Venture Exchange on
October 5, 2005 approving the acquisition."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Northwestern Mineral Ventures Inc.

                                     By: /s/ Kabir Ahmed
                                     -------------------
                                         Kabir Ahmed
                                     Chief Executive Officer

Date: December 19, 2005